Exhibit 99.3

March 4, 2024

To: The United States Securities and Exchange Commission

Brookfield Corporation

Brookfield Finance Inc. (together, the "Company")

We refer to the Company's registration statement on Form F-10 (File Nos. 333-267243 and 333-267243-02), filed September 2, 2022, and the Amendment No. 1 thereto, filed September 16, 2022, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated February 26, 2024 (the “Prospectus Supplement”), we consent to the reference to our firm’s name under the heading “Legal Matters”, and consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

Yours truly,

/s/ Goodmans LLP